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April 8, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arcos Dorados Holdings Inc.
Registration Statement on Form F-1
Registration File No. 333-173063

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Arcos Dorados Holdings Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement (the “Registration Statement) so that it becomes effective at 4:00 p.m. (Washington, D.C. time) on April 8, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 7,700 copies of the Company’s Preliminary Prospectus issued March 25, 2011, through the date hereof, to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The underwriters have heretofore made all required filings with the Financial Industry Regulatory Authority (“FINRA”) with respect to the offering (the “Offering”) of the Company’s class A Shares (the “Class A Shares”) contemplated by the Registration Statement, and FINRA has not raised any objections to the amount of compensation to be allowed or paid to the underwriters or any other arrangements among the Company, the underwriters and other broker dealers participating in the Offering. However in view of the fact that the Company and the underwriters had not anticipated requesting acceleration of the effective date of the Registration Statement until April 13, 2011, and are only doing so today in view of the uncertainty created by the potential shut-down of the Federal Government at midnight tonight, the underwriters have not at this juncture received a statement (a “no-objections letter”) from FINRA expressing no objections to such compensation and other arrangements. Rule 461(b)(6) under the Act provides that in determining the date on which a registration statement shall become effective, the Securities and Exchange Commission (the “Commission”) will consider, among other things, whether such a no-objections letter has been issued in determining whether the statutory standards of Section 8(a) of the Act have been met, and Rule 461(b) indicates that if such a no-objections letter has not been issued, the Commission “may” refuse to accelerate the effective date of the registration statement. We note that the Commission (or the Staff acting pursuant to delegated authority) is not precluded by Rule 461 from declaring a registration statement effective in the absence of a FINRA no-objections letter, and we believe that the exigent circumstances created by the potential shut-down of the Federal Government provide ample justification for not requiring such a no-objections letter prior to declaring the Company’s Registration Statement effective.

To ensure that an effectiveness declaration will not in any way contravene the public interest or the protection of investors, we hereby confirm, as representatives of the several underwriters, that the underwriters are fully aware of their obligations under FINRA Rule 5110 (Corporate Financing Rule — Underwriting Terms and Arrangements), and in particular are aware that no FINRA member or person associated with a FINRA member may participate in any manner in any public offering of securities subject to FINRA Rule 5110 unless documents and information as specified therein relating to the offering have been filed with and reviewed by FINRA. The underwriters hereby confirm that they will comply fully with FINRA Rule 5110, and in particular that they do not intend to, and will not, enter into an underwriting agreement with the Company for the Offering or confirm sales of the Class A Shares to investors in the Offering unless and until FINRA has issued a no-objections letter with respect to the Offering.

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities LLC
Morgan Stanley & Co. Incorporated
Itau BBA USA Securities Inc.
Citigroup Global Markets Inc. as Representatives of the several Underwriters

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
on behalf of the Representatives

	By:	/s/ Palma Mazzolla
Name: Palma Mazzolla
Title: Director